EXHIBIT 4.4

ALLOT COMMUNICATIONS LTD.

APPENDIX B – UNITED STATES

TO THE 2006 INCENTIVE COMPENSATION PLAN

1.             SPECIAL PROVISIONS FOR U.S. TAXPAYERS

1.1.
This Appendix (the “Appendix”) to the Allot Communications Ltd. 2006 Incentive Compensation Plan (the “Plan”) was adopted by the Board on October 29, 2006.  The Appendix shall become effective on the Effective Date, provided that the Appendix is approved by the holders of a majority of the outstanding Shares which are present and voted at a meeting, or by written consent in lieu of a meeting, which approval must occur within the period ending twelve (12) months after the date the Appendix is adopted by the Board.  The effectiveness of any Awards granted pursuant to this Appendix prior to such shareholder approval shall be specifically subject to and conditioned upon, and no such Award shall be vested or exercisable until, such shareholder approval.  If the Appendix is not so approved by the Company's shareholders or the Company’s initial public offering of Shares does not occur prior to December 31, 2006, the Appendix shall not become effective, and shall terminate immediately, and any Awards previously granted pursuant to the Appendix shall thereupon be automatically canceled and deemed to have been null and void ab initio.

1.2.	The provisions specified hereunder apply only to persons who are subject to U.S. federal income tax (any such person, a “U.S. Taxpayer”).

1.3.
This Appendix is to be read as a continuation of the Plan and only applies with respect to Options and other Awards granted under the Plan to U.S. Taxpayers. The purpose of this Appendix is to establish certain rules and limitations applicable to Options and other Awards that may be granted or issued under the Plan to U.S. Taxpayers from time to time, in compliance with applicable tax, securities and other applicable laws currently in force. For the avoidance of doubt, this Appendix does not add to or modify the Plan in respect of any other category of Israeli Participants.

1.4.
The Plan and this Appendix are complimentary to each other and shall be deemed as one. Subject to section 1.3 above, in any case of contradiction, whether explicit or implied, between any definitions and/or provisions of this Appendix and the Plan, the provisions set out in this Appendix shall prevail.

2.             DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix, provided, however, that to the extent that such definitions are provided for in the Plan and this Appendix, the definitions in this Appendix shall apply to Awards granted to U.S. Taxpayers:

2.1.
“Affiliate”  means any entity other than the Company and any Subsidiary that is affiliated with the Company through stock or equity ownership or otherwise and is designated as an Affiliate for purposes of the Plan by the Committee; provided, however, that, notwithstanding any other provisions of the Plan to the contrary, for purposes of NQSOs and SARs, if an individual who otherwise qualifies as an Employee or Non-Employee Director provides services to such an entity and not to the Company or a Subsidiary, such entity may only be designated an Affiliate if the Company qualifies as a “service recipient,” within the meaning of Code Section 409A, with respect to such individual; provided further that such definition of “service recipient” shall be determined by (i) applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language “at least 50 percent” instead of “at least 80 percent” each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language “at least 50 percent” instead of “at least 80 percent” each place it appears in Treasury Regulations Section 1.414(c)-2, and (ii) where the use of Shares with respect to the grant of an Option or SAR to such an individual is based upon legitimate business criteria, by applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language “at least 20 percent” instead of “at least 80 percent” at each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language “at least 20 percent” instead of “at least 80 percent” at each place it appears in Treasury Regulations Section 1.414(c)-2.  This definition shall have no effect on the definition of Affiliate used with respect to the definition of Change of Control.

2.2.
“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time, including rules and regulations promulgated thereunder and successor provisions and rules and regulations thereto.

2.3.
“Fair Market Value” means the fair market value of the Shares as determined by the Committee by the reasonable application of a reasonable valuation method, consistently applied, as the Committee deems appropriate; provided, however, that, with respect to ISOs, for purposes of Section 6.3 of the Plan and Sections 3.4 and 3.5 of this Appendix, such fair market value shall be determined subject to Section 422(c)(7) of the Code; provided further, however, that if the Shares are readily tradable on an established securities market, Fair Market Value on any date shall be the last sale price reported for the Shares on such market on such date or, if no sale is reported on such date, on the last date preceding such date on which a sale was reported.  In each case, the Committee shall determine Fair Market Value in a manner that satisfies the applicable requirements of Code Section 409A.

2.4.
“Incentive Stock Option” or “ISO” means a right to purchase Shares under the Plan in accordance with the terms and conditions set forth in Article VI of the Plan and which is designated as an Incentive Stock Option and which is intended to meet the requirements of Section 422 of the Code.

2.5.
“Nonqualified Stock Option” or “NQSO” means a right to purchase Shares under the Plan in accordance with the terms and conditions set forth in Article VI of the Plan and which is not intended to meet the requirements of Section 422 of the Code or otherwise does not meet such requirements.

2.6.
“Qualified Change of Control”  means a Change of Control that qualifies as a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, within the meaning of Section 409A(a)(2)(A)(v) of the Code.

2.7.	“Separation from Service” means a Termination that qualifies as a separation from service within the meaning of Code Section 409A(a)(2)(A)(i).

2.8.	“Subsidiary” means any present or future corporation which is or would be a “subsidiary corporation” of the Company as the term is defined in Section 424(f) of the Code.

3.             INCENTIVE STOCK OPTIONS

3.1.
Each Award Agreement shall specify whether an Option is intended to be a ISO or an NQSO. To the extent that any Option granted to a U.S. Taxpayer does not qualify as an ISO (whether because of its provisions or the time or manner of its exercise or otherwise), such Option, or the portion thereof which does not so qualify, shall constitute a separate NQSO.

3.2.
No ISO shall be granted to any individual otherwise eligible to participate in the Plan who is not an Employee of the Company or a Subsidiary on the date of granting of such Option.  Any ISO granted under the Plan shall contain such terms and conditions, consistent with the Plan, as the Committee may determine to be necessary to qualify such Option as an “incentive stock option” under Section 422 of the Code.  Any ISO granted under the Plan may be modified by the Committee to disqualify such Option from treatment as an “incentive stock option” under Section 422 of the Code

3.3.
The total number of Shares that may be delivered pursuant to Incentive Stock Options granted under the Plan shall be the number of Shares set forth in the third sentence of Section 4.1 of the Plan, as adjusted pursuant to Section 4.1 of the Plan, but without application of the last sentence of such section.

3.4.
Notwithstanding any intent to grant ISOs, an Option granted under the Plan will not be considered an ISO to the extent that it, together with any other “incentive stock options” (within the meaning of Section 422 of the Code, but without regard to subsection (d) of such Section) under the Plan and any other “incentive stock option” plans of the Company, any Subsidiary and any “parent corporation” of the Company within the meaning of Section 424(e) of the Code, are exercisable for the first time by any Participant during any calendar year with respect to Shares having an aggregate Fair Market Value in excess of $100,000 (or such other limit as may be required by the Code) as of the time the Option with respect to such Shares is granted.  The rule set forth in the preceding sentence shall be applied by taking Options into account in the order in which they were granted.

3.5.
No ISO shall be granted to an individual otherwise eligible to participate in the Plan who owns (within the meaning of Section 424(d) of the Code), at the time the Option is granted, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a Subsidiary or any “parent corporation” of the Company within the meaning of Section 424(e) of the Code.  This restriction does not apply if at the time such ISO is granted the Option Price of the ISO is at least 110% of the Fair Market Value of a Share on the date such ISO is granted, and the ISO by its terms is not exercisable after the expiration of five years from such date of grant.

3.6.
Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO:  (i) the Tandem SAR will expire no later than the expira-tion of the related ISO; (ii) the value of the payment with respect to the Tandem SAR may not exceed the difference between the Fair Market Value of the Shares subject to the related ISO at the time the Tandem SAR is exercised and the Option Price of the related ISO; and (iii) the Tandem SAR may be exercised only when the Fair Market Value of the Shares subject to the ISO exceeds the Option Price of the ISO.

3.7.
No ISO or Tandem SAR granted in connection with an ISO may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution or in accordance with Section 11.2 of the Plan. Further, all ISOs and Tandem SARs granted in connection with ISOs granted to a Participant shall be exercisable during his or her lifetime only by such Participant.

3.8.
Any changes to ISOs pursuant to Section 4.2 of the Plan shall, unless the Committee determines otherwise, only be effective to the extent such adjustments or changes do not cause a “modification” (within the meaning of Section 424(h)(3) of the Code) of such ISOs or adversely affect the tax status of such ISOs.  Any such adjustment with respect to an Award intended to be an ISO shall be made only to the extent consistent with such intent, unless the Board or the Committee determines otherwise.

3.9.
The Committee may require a Participant to give prompt written notice to the Company concerning any disposition of Shares received upon the exercise of an ISO within:  (i) two (2) years from the date of granting such ISO to such Participant or (ii) one (1) year from the transfer of such Shares to such Participant or (iii) such other period as the Committee may from time to time determine.  The Committee may direct that a Participant with respect to an ISO undertake in the applicable Award Agreement to give such written notice described in the preceding sentence, at such time and containing such information as the Committee may prescribe, and/or that the certificates evidencing Shares acquired by exercise of an ISO refer to such requirement to give such notice.

4.             DEFERRED COMPENSATION

4.1.
If any Award would be considered deferred compensation as defined under Code Section 409A and would fail to meet the requirements of Code Section 409A, then such Award shall be null and void; provided, however, that the Committee may permit deferrals of compensation pursuant to the terms of a Participant’s Award Agreement, a separate plan, or a subplan which (in each case) meets the requirements of Code Section 409A. Additionally, to the extent any Award is subject to Code Section 409A, notwithstanding any provision herein to the contrary, this Appendix shall not permit the acceleration of the time or schedule of any distribution related to such Award, except as permitted by Code Section 409A.

4.2.
Notwithstanding any provisions of the Plan to the contrary, in no event shall any deferral under Section 18.6 of the Plan be permitted if the Committee determines that such deferral would result in the imposition of additional tax under Code Section 409A of the Code.

4.3.
The Committee shall not extend the period to exercise an Option or Stock Appreciation Right to the extent that such extension would cause the Option or Stock Appreciation Right to become subject to Code Section 409A.  An Agreement may provide that the period of time over which an NQSO may be exercised shall be automatically extended if on the scheduled expiration date of such Option the Participant’s exercise of such Option would violate applicable securities laws; provided, however, that during such extended exercise period the Option may only be exercised to the extent the Option was exercisable in accordance with its terms immediately prior to such scheduled expiration date; provided further, however, that such extended exercise period shall end not later than thirty (30) days after the exercise of such Option first would no longer violate such laws.

4.4.
Unless the Committee provides otherwise in an Award Agreement, each Restricted Stock Unit, Performance Unit, Performance Share, Cash-Based Award and/or Other Stock-Based Award shall be paid in full to the Participant no later than the fifteenth day of the third month after the end of the first calendar year in which such Award is no longer subject to a “substantial risk of forfeiture” within the meaning of Code Section 409A.  If the Committee provides in an Award Agreement that a Restricted Stock Unit, Performance Unit, Performance Share, Cash-Based Award or Other Stock-Based Award is intended to be subject to Code Section 409A, the Award Agreement shall include terms that are intended to satisfy the requirements of Section 409A.

4.5.
No Dividend Equivalents shall relate to Shares underlying an Option or SAR unless such Dividend Equivalent rights are explicitly set forth as a separate arrangement and do not cause any such Option or SAR to be subject to Code Section 409A.

4.6.
Notwithstanding any other provisions of the Plan or any Award Agreement to the contrary, if a Termination that is not a Separation from Service occurs, and payment or distribution of an Award constituting deferred compensation subject to Code Section 409A would otherwise be made or commence on the date of such Termination (pursuant to the Plan, the Award Agreement or otherwise), (i) the vesting of such Award shall accelerate in accordance with the Plan and the Award Agreement, (ii) such payment or distribution shall not be made or commence prior to the earliest date on which Code Section 409A permits such payment or distribution to be made or commence without additional taxes or penalties under Code Section 409A, and (iii) in the event any such payment or distribution is deferred in accordance with the immediately preceding clause (ii), such payment or distribution that would have been made prior to the deferred payment or commencement date, but for Code Section 409A, shall be paid or distributed on such earliest payment or commencement date, together, if determined by the Committee, with interest at the rate established by the Committee.

4.7.
Notwithstanding any other provisions of the Plan or any Award Agreement to the contrary, if a Change of Control that is not a Qualified Change of Control occurs, and payment or distribution of an Award constituting deferred compensation subject to Section 409A of the Code would otherwise be made or commence on the date of such Change of Control (pursuant to the Plan, the Award Agreement or otherwise), (i) the vesting of such Award shall accelerate in accordance with the Plan and the Award Agreement, (ii) such payment or distribution shall not be made or commence prior to the earliest date on which Code Section 409A permits such payment or distribution to be made or commence without additional taxes or penalties under Section 409A, and (iii) in the event any such payment or distribution is deferred in accordance with the immediately preceding clause (ii), such payment or distribution that would have been made prior to the deferred payment or commencement date, but for Code Section 409A, shall be paid or distributed on such earliest payment or commencement date, together, if determined by the Committee, with interest at the rate established by the Committee.

4.8.
Neither the Board nor the Committee shall take any action that would cause an Award that is otherwise exempt from Code Section 409A to become subject to Code Section 409A, or that would cause an Award that is subject to Code Section 409A to fail to satisfy the requirements of Code Section 409A.

4.9.
Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Code Section 409A, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Code Section 409A or any other provision of federal, state, local, or non-United States law.  The Company shall not be liable to any Participant for any tax, interest, or penalties the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

5.             SECTION 83(B) ELECTION

If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to an Award as of the date of transfer of Shares rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall deliver a copy of such election to the Company immediately after filing such election with the United States Internal Revenue Service.  Neither the Company nor any Subsidiary or Affiliate shall have any liability or responsibility relating to or arising out of the filing or not filing of any such election or any defects in its construction.

6.          GOVERNING LAW AND JURISDICTION

This Appendix shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws.  Unless otherwise provided in the Award Agreement, Participants are deemed to submit to the exclusive jurisdiction and venue of the courts in Tel-Aviv, Israel, to resolve any and all issues that may arise out of or relate to this Appendix or any related Award Agreement.